September 10, 2007
VIA EDGAR TRANSMISSION
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FGX International Holdings Limited Registration Statement on Form S-1 (File No. 333-139525)
     Dear Mr. Mumford:
     On behalf of FGX International Holdings Limited (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 7 (“Amendment No. 7”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-139525), originally filed with the Commission on December 20, 2006 and previously amended on February 7, 2007, March 21, 2007, June 28, 2007, July 27, 2007, August 10, 2007 and August 21, 2007 (as amended, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 7 responds to comments received from the Commission’s staff (the “Staff”) by letter dated August 28, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which such revised text now appears in Amendment No. 7. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 7.
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Jay Mumford
Securities and Exchange Commission
September 10, 2007

Compensation Discussion and Analysis, page 82
1.	We note your response to our prior comment 2. Please clarify where Mr. Kitchen’s salary was benchmarked against the comparable companies. For example, did you set his salary to be equal to the highest salary for an executive vice president at the comparable companies?

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify where Mr. Kitchen’s salary was benchmarked against the comparable companies. Please refer to page 83 of Amendment No. 7, which reflects the revisions.
Certain Relationship and Related Persons Transactions, page 114
2.	It is unclear why your response to prior comment 5 does not reflect an analysis of relevant case law or other authorities’ consideration of who is a “promoter.” A review of such authority may affect your conclusions. Regardless, as evidenced by the disclosure requirements of both Regulation S-K Items 101(a) and 404(c), when a business is acquired in the specified periods before the public is asked to purchase an ownership interest, the public must be told of the terms of the acquisition transactions. Please fully disclose the terms of the relevant transactions, including the amount paid to acquire the business that was transferred to the registrant. If you do not agree, please provide us (1) counsel’s opinion of the disclosure requirement based on relevant case law and other authority regarding the term “promoter” and (2) the basis for your belief that the amount paid for the acquired business is not necessary for investors to evaluate your current disclosures regarding the offering. It does not appear to be consistent with the disclosure rules for you to ask the public to purchase an interest in your business while being unwilling to disclose what was paid for that business.

Pursuant to a discussion with Russell Mancuso and Jay Mumford on Thursday, September 6, 2007, the Registrant will be filing a supplemental response to comment 2 later this week.

3.	We note your response to the last sentence of prior comment 5 and that you have included all transactions for fiscal year 2004. Please tell us why you have not included the September 2004 transactions as described in Item 15.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to include the September 2004 transactions in the “Certain Relationships and Related Person Transactions” section. Please refer to page 116 of Amendment No. 7, which reflects the revisions.

Jay Mumford
Securities and Exchange Commission
September 10, 2007

Financial Statements, page F-1
Note 10. Income Taxes, page F-18
4.	We note that you recorded a full valuation allowance at December 31, 2005 and 2006. You state that you have determined as of June 30, 2007, however, that it is more likely than not that most of your deferred tax assets would be realized based upon your positive results for the six month period ended June 30, 2007. Please tell us and revise your note, as well as your Critical Accounting Policies in MD&A, to discuss why you believe that it is more likely than not that all of the deferred tax assets will be realized, giving specific consideration to negative evidence such as cumulative losses in recent years. Your response should refer to the guidance provided in paragraphs 17(e) and 20-25 of SFAS 109.

In response to the Staff’s comment, the Registrant has revised the income tax footnote and Critical Accounting Policies in MD&A as requested to clarify the basis for its determination, consistent with the guidance provided by paragraphs 20-25 in SFAS No. 109, that it has become more likely than not that a substantial portion of the U.S. deferred tax assets in respect of which it had previously established an allowance will be realized in the foreseeable future (requiring a reduction in that allowance). This determination was based upon the Registrant’s improved U.S. operating results, primarily from growth in revenues, and expected future results taking into account our U.S. taxable income in fiscal 2005, 2006 and the first half of fiscal 2007, as well as projected U.S. taxable income for the remainder of fiscal 2007.

The Registrant believes its expectations of sufficient future U.S. taxable income to support the anticipated realization are reliable and supported by an analysis of firm sales commitments and scheduled product shipments, as well as by the Registrant’s internal planning processes. Concrete examples underlying the Registrant’s analysis include a new nonprescription reading glasses contract with a major customer awarded to the Registrant in the second half of fiscal 2006, which increased net sales in the first half of fiscal 2007 by $10.0 million, and modular resets at two major customers during the second quarter of fiscal 2007, which added a further $8.0 million (each as described on page 43). The Registrant’s expectations were further confirmed by the procedures it conducted in the preparation of its recently completed Revised Operating Plan (“ROP”) for fiscal 2007. The ROP entails a financial update on new business, current market conditions affecting the Registrant’s products, as well as overall spending and capital requirements that are needed to sustain growth. Please refer to pages 59 and F-21 of Amendment No. 7, which reflect the revisions.

Jay Mumford
Securities and Exchange Commission
September 10, 2007

5.	In this regard, we note that you have recorded a full valuation allowance against the “U.K deferred tax assets due to the cumulative losses in recent years in the U.K.” Please explain why you continued to record a full valuation allowance against your U.K deferred tax asset. Refer to the guidance in SFAS 109 in your response.

In response to the Staff’s comment, the Registrant has revised the income tax footnote to clarify the history of pre-tax losses in the U.K. as well as the pre-tax losses expected for fiscal 2007. The Registrant referred to the guidance provided in paragraphs 20-25 in SFAS No. 109 and considered all available evidence, both positive and negative, in order to evaluate the need for a full valuation allowance against its U.K. deferred tax assets. Since the U.K. has experienced pre-tax losses in recent years and is anticipating a pre-tax loss for fiscal 2007 and fiscal 2008, the Registrant believes that a full valuation allowance against the U.K. deferred tax asset is needed. Please refer to page F-21 of Amendment No. 7, which reflects the revisions.
Signatures
6.	Please do not omit required text from the Signatures page.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to include the required text in the Signatures page, which the Registrant had inadvertently omitted in the previous filing. Please refer to page II-7 of Amendment No. 7, which reflects the revisions.
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification with respect to Amendment No. 7, please do not hesitate to contact the undersigned by telephone at 954-768-8235 or Donn A. Beloff at 954-768-8283.

Sincerely,
/s/ BRIAN J. GAVSIE
Brian J. Gavsie

CC: Alec Taylor, CEO of the Registrant